April 23, 2007

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549
Attention: Michael McTiernan

Re:  Innovative Software Technologies Inc.
Registration Statement on Form SB-2
Filed February 12, 2007
File No. 333-140596

Ladies and Gentlemen:

The following responses address the comments of the Staff (the “Staff”) as set forth in its letter dated February 23, 2007 (the “Comment Letter”) relating to the Registration Statement on Form SB-2 (the “Registration Statement”) of Innovative Software Technologies, Inc. (“Innovative” or the "Company") On behalf of the Company, we respond as set forth below.

The numbers of the responses in this letter correspond to the numbers of the Staff’s comments as set forth in the Comment Letter.

1.
Please provide us with the total dollar value of the securities underlying the convertible note that you have registered for resale. To calculate this amount, use the number of underlying securities that you have registered for resale and the market price per share for those securities on the date of the sale of the convertible note.

Response

Securities Underlying the Convertible Notes	Market Price at December 22, 2006	Dollar Value of Underlying Securities

8,982,571	$0.09	$808,431.39

It should be noted the market price set forth above is the closing price of the securities on December 21, 2006. The Company had no trading activity on December 22, 2006.

Innovative Software Technologies, Inc.
April 23, 2007

2.
Please provide us with table showing the dollar amount of each payment (including the value of any payments to be made in common stock) in connection with the transaction that you have made or may be required to make to any selling shareholder, any affiliate of a selling shareholder, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (including any interest payments, liquidated damages, payments made to “finders” or “placement agents” and any other payments or potential payments). Please describe the material terms of each such payment. Do not include any repayment of principal on the convertible notes in this disclosure.

Further, please tell us the net proceeds to the issuer from the sale of the convertible notes and the total possible payments to all selling shareholders and any of their affiliates in the first year following the sale of convertible notes.

Response

Below is our response to the first paragraph of Comment 2:

Investor	Payment Reference	Date	Amount
Crescent:
	Interest Payment	January 1, 2007	$1,000
	Interest Payment	July 1, 2007	$21,271.25
	Interest Payment	January 1, 2008	$45,000
Crescent Total:			$67,271.25
Cantara (Switzerland) S.A.	Management Fee	December 22, 2006	$40,000
Cantara Total:			$40,000
Feldman, Weinstein & Smith LLP	Attorney’s Fees	November 21, 2006	$12,000
Feldman Total:			$12,000

Total payments that have been or may be required to be made in connection with the transaction during the first year following the sale of the convertible notes, excluding principal repayments	$119,271.25

Total Interest Payments Remaining After January 1, 2008

Crescent:	Interest Payments	Total - Paid Semi-Annually	$177,750
Total	Interest Payments		$177,750
Total payments that have been or may be required to be made in connection with the transaction, excluding principal repayments			$297,021.25

Innovative Software Technologies, Inc.
April 23, 2007

Below is our response to the second paragraph of Comment 2:

Investor	Payment Reference	Date	Amount
Crescent:
	Interest Payment	January 1, 2007	$1,000
	Interest Payment	July 1, 2007	$21,271.25
	Interest Payment	January 1, 2008	$45,000
Crescent Total:			$67,271.25
Cantara (Switzerland) S.A.
	Management Fee	December 22, 2006	$40,000
Cantara Total:			$40,000
Feldman, Weinstein & Smith LLP
	Attorney’s Fees	November 21, 2006	$12,000
Feldman Total:			$12,000

Total possible payments to all selling shareholders and any of their affiliates in the first year following the sale of the convertible notes			$119,271.25

Gross Proceeds	$1,000,000
Less management fees (Cantara) and legal fees (Feldman Weinstein Smith LLP)	$52,000
Net Proceeds	$948,000

Innovative Software Technologies, Inc.
April 23, 2007

3.
Please provide us with a tabular presentation of the total possible profit the selling shareholders could realize as a result of the conversion discount for the securities underlying the convertible note, with the following information presented separately:

•	the market price per share of the securities underlying the convertible note on the date of the sale of the convertible note;

•	the conversion price per share of the underlying securities on the date of the sale of the convertible note, calculated as follows:

•	if the conversion price per share is set at a fixed price, use the price per share established in the convertible note; and

•
if the conversion price per share is not set at a fixed price and, instead, is set at a floating rate in relationship to the market price of the underlying security, use the conversion discount rate and the market rate per share on the date of the sale of the convertible note and determine the conversion price per share as of that date;

•	the total possible shares underlying the convertible note (assuming no interest payments and complete conversion throughout the term of the note);

•
the combined market price of the total number of shares underlying the convertible note, calculated by using the market price per share on the date of the sale of the convertible note and the total possible shares underlying the convertible note;

•
the total possible shares the selling shareholders may receive and the combined conversion price of the total number of shares underlying the convertible note calculated by using the conversion price on the date of the sale of the convertible note and the total possible number of shares the selling shareholders may receive; and

•
the total possible discount to the market price as of the date of the sale of the convertible note, calculated by subtracting the total conversion price on the date of the sale of the convertible note from the combined market price of the total number of shares underlying the convertible note on that date.

If there are provisions in the convertible note that could result in a change in the price per share upon the occurrence of certain events, please provide additional tabular disclosure as appropriate. For example, if the conversion price per share is fixed unless and until the market price falls below a stated price, at which point the conversion price per share drops to a lower price, please provide additional disclosure.

Innovative Software Technologies, Inc.
April 23, 2007

Response

The following table demonstrates the potential gain or (loss) to the selling shareholders as of the date of the sale of the convertible note, based upon a ($0.028) differential between the conversion price on the date of the sale of the convertible note and the market price on that date.

Selling Shareholder	Market price per share of securities on the date of sale of the convertible note (Dec 29)	Fixed conversion price per share of underlying securities on the date of sale of the convertible note	Total possible shares underlying the convertible note	Combined market price (market price per share * total possible shares)	Total possible shares the selling shareholders may receive and combined conversion price of the total number of shares underlying the convertible note	Total possible discount (premium) to market price as of the date of sale of the convert note

Crescent	$0.09	$0.118	8,928,571	$803,571.39	$1,053,571.30	$(250,000.09)
Total			8,928,571	$803,571.39	$1,053,571.30	$(250,000.09)

Potential Gross Proceeds:	803,571.39
Total Potential Cost Basis:	1,053,571.30
Total Possible Profit (Loss) to be Realized by Selling Shareholders:	(250,000.09)

Innovative Software Technologies, Inc.
April 23, 2007

4.
Please provide us with tabular presentation of the total possible profit to be realized as a result of any conversion discounts for securities underlying any other warrants, options, notes, or other securities of the issuer that are held by the selling shareholders or any affiliates of the selling shareholders, with the following information disclosed separately:

•	market price per share of the underlying securities on the date of the sale of that other security;

•	the conversion/exercise price per share as of the date of the sale of that other security, calculated as follows:

•	if the conversion/exercise price per share is set at a fixed price, use the price per share on the date of the sale of that other security: and

•
if the conversion/exercise price per share is not at a fixed price and, instead, is set at a floating rate in relationship to the market price of the underlying security, use the conversion/exercise discount rate and the market rate per share on the date of the sale of that other security and determine the conversion price per share as of that date;

•	the total possible shares to be received under the particular securities (assuming complete conversion/exercise);

•
the combined market price of the total number of underlying shares, calculated by using the market price per share on the date of the sale of that other security and the total possible shares to be received;

•
the total possible shares to be received and the combined conversion price of the total number of shares underlying that other security calculated by using the conversion price on the date of the sale of that other security and the total possible number of underlying shares; and

•
the total possible discount to the market price as of the date of the sale of that other security, calculated by subtracting the total conversion/exercise price on the date of the sale of that other security from the combined market price of the total number of underlying shares on that date.

Innovative Software Technologies, Inc.
April 23, 2007

Response:

The following table demonstrates the potential gain or (loss) to the selling shareholders as of the date of the sale of the warrants, based upon a differential between the conversion price on the date of the sale of the convertible note and the market price on that date.

Selling Shareholder	Transaction	Type	Date	Market Price	Exercise Price	Total Shares to be received	Combined Market Price	Combined Exercise Price	Discount (Premium) to Market
Crescent International Ltd.	Convertible Notes	Long-Term Warrants	12/22/2006	$0.09	$0.30	8,928,571	$803,571.39	$2,678,571.30	$(1,874,999.91)

Crescent International Ltd.	Convertible Notes	Short-Term Warrants	12/22/2006	$0.09	$0.143	1,785,714	$160,714.26	$255,357.10	$(94,642.84)

Totals						10,714,285	$964,285.65	$2,933,928.40	$(1,969,642.75)

Innovative Software Technologies, Inc.
April 23, 2007

5.	Please provide us with a table showing:

•	the gross proceeds paid or payable to the issuer in the convertible note transaction;

•	all payments that have been made or that may be required to be made by the issuer that are disclosed in response to comment 2;

•	the resulting net proceeds to the issuer; and

•
the combined total possible profit to be realized as a result of any conversion discounts regarding the securities underlying the convertible notes and any other warrants, options, notes, or other securities of the issuer that are held by the selling shareholders or any affiliates of the selling shareholders that is disclosed in response to comment 3 and 4.

Further, please tell us - as a percentage - of the total amount of all possible payments as provided in response to comment 2 above and the total possible discount to the market price of the shares underlying the convertible note as provided in response to comment 3, divided by the net proceeds to the issuer from the sale of the convertible notes, as well as the amount of that resulting percentage averaged over the term of the convertible notes.

Response

Gross proceeds paid to the issuer in the convertible note transaction	$1,000,000.00
All payments made or that may be may be required to be made by the issuer that are disclosed in comment 2	$297,021.25
Net proceeds to issuer, as Gross proceeds are reduced by the total of all possible payments (excluding principal)	$702,978.25

Combined total possible profit to be realized as a result of any conversion discounts disclosed in comments 3 and 4	0

Percentage of the total amount of all possible payments divided by the net proceeds to the issuer from the sale of the convertible notes	42.25%

Percentage averaged over the term of the convertible note	15.36%

The total possible discount (premium) to the market price of the shares underlying the convertible note divided by the net proceeds to the issuer from the sale of the convertible notes	(35.56%)

Footnote to Comment 5

The Company believes this calculation overstates the above percentage, as it counts the payments made over the term of the convertible notes in both the numerator, $297,021.25 and the denominator, $702,978.75. This increases the proportion of costs associated with the convertible notes and results in a disproportionate cost for the transaction.

The Company believes the approach shown below is appropriate for the given circumstances as the total payments of $297,021.25 are divided by the net proceeds, or the $1 million minus the direct costs of the transaction (including legal fees and management fees).

Innovative Software Technologies, Inc.
April 23, 2007

Gross Proceeds	$1,000,000
Less management fees (Cantara) and legal fees (Feldman Weinstein Smith LLP)	$52,000
Net Proceeds	$948,000

All payments made or that may be may be required to be made by the issuer that are disclosed in comment 2	$297,021.25

Combined total possible profit to be realized as a result of any conversion discounts disclosed in comments 3 and 4	0

Percentage of the total amount of all possible payments divided by the net proceeds to the issuer from the sale of the convertible notes	31.33%

Percentage averaged over the term of the convertible note	11.39%

The total possible discount (premium) to the market price of the shares underlying the convertible note divided by the net proceeds to the issuer from the sale of the convertible notes	(26.37%)

Innovative Software Technologies, Inc.
April 23, 2007

6.
Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of all prior securities transactions between the issuer (or any of its predecessors) and the selling shareholders, affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons), with the table including the following information disclosed separately for each transaction:

•	the date of the transaction;

•	the number of shares of the class of securities subject to the transaction that were outstanding prior to the transaction;

•
the number of shares of the class of securities subject to the transaction that were outstanding prior to the transaction and held by persons other than the selling shareholders, affiliates of the company, or affiliates of the selling shareholders;

•	the number of shares of the class of securities subject to the transaction that were issued or issuable in connection with the transaction;

•
the percentage of total issued and outstanding securities that were issued or issuable in the transaction (assuming full issuance), with the percentage calculated by taking the number of shares issued and outstanding prior to the applicable transaction and held by persons other than the selling shareholders, affiliates of the company, or affiliates of the selling shareholders, and dividing that number by the number of shares issued or issuable in connection with the applicable transaction;

•	the market price per share of the class of securities subject to the transaction immediately prior to the transaction (reverse split adjusted, if necessary); and

•	the current market price per share of the class of securities subject to the transaction (reverse split adjusted, if necessary).

Response

Selling shareholder and transaction date	Shares of the class of securities subject to the transaction that were outstanding prior to the transaction	Shares subject to transaction outstanding prior to the transaction held in “float”*	Shares that were issued or issuable in connection with the transaction	Percentage of securities issued or issuable in connection with transaction vs “float”*	Market price per share immediately prior to the transaction	Current market price per share of the class of securities subject to the transaction

Crescent: Dec 22, 2006	72,531,581	54,956,413	19,642,856	35.74%	0.09	0.05

* The Company has calculated the percentage of total issued and outstanding securities that were issued or issuable in the transactions above by taking the number of shares issued or issuable in connection with the applicable transaction and dividing that number by the number of shares issued and outstanding prior to the applicable transaction and held by persons other than the selling shareholders, affiliates of the company, or affiliates of the selling shareholders. This formula is the reverse of that suggested in this comment (fifth bullet paragraph), since the suggested formula does not yield the percentage of total issued and outstanding securities that were issued or issuable in the respective transactions.

Innovative Software Technologies, Inc.
April 23, 2007

7.	Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure comparing:

•
the number of shares outstanding prior to the convertible note transaction that are held by persons other than the selling shareholders, affiliates of the company, and affiliates of the selling shareholder;

•	the number of shares registered for resale by the selling shareholders or affiliates of the selling shareholders in prior registration statements;

•
the number of shares registered for resale by the selling shareholders or affiliates of the selling shareholders that continue to be held by the selling shareholders or affiliates of the selling shareholders;

•	the number of shares registered for resale on behalf of the selling shareholders or affiliates of the selling shareholders in the current transaction.

In this analysis, the calculation of the number of outstanding shares should not include any securities underlying any outstanding convertible securities, options, or warrants.

Response

Selling Shareholders	Shares held by persons other than the selling shareholders, affiliates of the company, and affiliates of the selling shareholder prior to the current transaction	Shares registered for resale by the selling shareholders or affiliates of the selling shareholders in prior registration statements	Shares registered for resale by the selling shareholders or affiliates of the selling shareholders that continue to be held by same	Shares registered for resale on behalf of the selling shareholders or affiliates of the selling shareholders in the current transaction

Crescent	72,531,581	0	0	19,642,856
Totals	72,531,581	0	0	19,642,856

Innovative Software Technologies, Inc.
April 23, 2007

8.	Please provide us, with a view toward disclosure in the prospectus, with the following information:

•	whether the issuer has the intention, and a reasonable basis to believe that it will have the financial ability, to make payments on the overlying securities; and

•
whether - based on information obtained from the selling shareholders - any of the selling shareholders have an existing short position in the company’s common stock and, if any of the selling shareholders have an existing short position in the company’s stock, the following additional information:

•	the date on which each such selling shareholder entered into that short position; and

•
the relationship of the date on which each such selling shareholder entered into that short position to the date of the announcement of the convertible note transaction and the filing of the registration statement (e.g., before or after the announcement of the convertible note transaction, before the filing or after the filing of the registration statement, etc.).

Response

The Company has the intention, and a reasonable basis to believe that it will have the financial ability, to make payments on the overlying securities. The Company has duly accounted for such payments in its 2007 - 2009 comprehensive strategy and financial plan.

Based upon information provided by the selling shareholders, to the best of management’s knowledge, the Company is not aware of any of the selling shareholders having an existing short position in the Company’s common stock.

Innovative Software Technologies, Inc.
April 23, 2007

9.	Please provide us with the following:

•
a materially complete description of the relationships and arrangements that have existed in the past three years or are to be performed in the future between the issuer (or any of its predecessors) and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons) - the information provided should include, in reasonable detail, a complete description of the rights and obligations of the parties in connection with the sale of the convertible notes; and

•
copies of all agreements between the issuer (or any of its predecessors) and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons) in connection with the sale of the convertible notes.

If it is your view that such a description of the relationships and arrangements described in this comment between and among the referenced parties already is presented in the prospectus and that all agreements between and/or among those parties are included as exhibits to the registration statement, please provide us with confirmation of your view in this regard.

Response

The Company hereby confirms that a description of the relationships and arrangements between and among those parties already is presented in the prospectus and that all agreements between and/or among those parties are included as exhibits to the registration statement by incorporation by reference.

Innovative Software Technologies, Inc.
April 23, 2007

10.
Please provide us with a description of the method by which you determined the number of shares you seek to register in connection with this registration statement. Please ensure that the number of shares registered in the fee table is consistent with the shares listed in the “Selling Shareholders” section of the prospectus.

Response

The Company separately calculated the Company’s shares common stock beneficially owned by each selling security holder (i) underlying the convertible notes in the December 22, 2006 transaction, at the applicable conversion rate of $0.118 per share, (ii) underlying the Long Term Warrants in the December 22, 2006 transaction, and (iii) underlying the Short Term Warrants in the December 22, 2006 transaction.

Securities Registered	Amount to be registered
Shares of common stock issuable upon conversion of convertible notes	8,928,571
Shares of common stock issuable upon exercise of long-term warrants	8,928,571
Shares of common stock issuable upon exercise of short-term warrants	1,785,714
Total	19,642,856

Selling Stockholders
Investor	Convertible Notes	Long Term Warrants	Short Term Warrants	Shares of Common Stock Included in Prospectus
Crescent	8,928,571	8,928,571	1,785,714	19,642,856
Total	8,928,571	8,928,571	1,785,714	19,642,856

***

Please do not hesitate to contact the undersigned at 212-930-9700 if you have any questions or comments. Thank you.

Very truly yours,

/s/ Darrin M. Ocasio